Exhibit 99.20

ImmunoPrecise Antibodies Appoints Biotech Industry Executive Dr. Stefan Lang as Chief Business Officer

VICTORIA, Oct. 1, 2019 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB: IPATF) a provider of best-in-class therapeutic antibody discovery capabilities for the global industry, today announced the appointment of industry professional and leader, Dr. Stefan Lang, as Chief Business Officer. In this newly created role, Dr. Lang, who has more than 20 years of experience as a senior executive in the biotechnology industry, will be responsible for corporate and business development initiatives, as well as corporate and product strategic planning.

“We are excited to welcome Dr. Lang to ImmunoPrecise. He brings an impressive breadth of leadership expertise in the biotech industry, including experience working at the organizational level and as a globally-recognized and respected leader in antibody business development” said Dr. Jennifer Bath, Chief Executive Officer of ImmunoPrecise. “We look forward to Dr. Lang’s insightful contributions as we pursue our mission of transforming next generation antibody therapeutics and diagnostics.”

Dr. Lang joins ImmunoPrecise from Aldevron LLC, where he served as the Vice President of Business Development. He brings extensive background knowledge in the therapeutic antibody sector including corporate strategy, R&D innovation, sales and business development. He holds a Dr. rer. nat. in biology from the technical university of Karlsruhe, Germany.

“I am thrilled to join ImmunoPrecise Antibodies at such an exciting time in the Company’s development,” said Dr. Lang. “In only a few years, ImmunoPrecise has established itself as a leader in the antibody discovery space, with a clear vision and the technical capabilities to become the preferred partner of choice for this industry. I see tremendous opportunity to build on this progress and I am eager to lend my expertise to ImmunoPrecise as the partner-of-choice for biopharmaceutical companies pursuing antibody discovery in immunotherapies and diagnostics. I look forward to leveraging my extensive business development and commercial experience to support the Company’s strategic plan.”

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an international, full-service, therapeutic antibody discovery company offering species agnostic advancements such as the B cell SelectTM single-cell technology and the DeepDisplayTM custom phage libraries, as well as the AbthenaTM bispecific program. All of these technologies integrate seamlessly with IPA’s integrated ArtemisTM Intelligence Metadata (AIM)TM capabilities to enable rapid turnaround on additional outputs in therapeutic optimization, stability, affinity, and manufacturability.

ImmunoPrecise discovery and development are conducted in Utrecht and Oss, the Netherlands (U-Protein Express and IPA Europe, respectively), and in Victoria, British Columbia (IPA Canada). The Company operates globally to offer a continuum of superior antibody services, transforming the face of therapeutic discovery, by decreasing turnaround time and risk, and promoting clinical success.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact,

may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended April 30, 2018 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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CO: ImmunoPrecise Antibodies Ltd.

CNW 08:00e 01-OCT-19